1924

02055378

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vanteck (VRB) Technology Corp.

*CURRENT ADDRESS Suite 1645 - 701 West Georgia St.
Vancouver, BC V7Y1C6

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

FILE NO. 82- 34688 FISCAL YEAR 6/30/00

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DATE : 10/23/02

82-34688

AR/S
6-30-00

Consolidated financial statements of

VANTECK (VRB) TECHNOLOGY CORP.
(formerly New Venoro Gold Corp.)

June 30, 2000 and October 31, 1999

VANTECK (VRB) TECHNOLOGY CORP.
Table of contents

Deloitte & Touche

Deloitte & Touche LLP
Chartered Accountants
1 Place Ville-Marie
Suite 3000
Montréal QC H3B 4T9

Téléphone : (514) 393-7115
Télécopieur : (514) 390-4111

Auditors' report

To the Shareholders of
Vanteck (VRB) Technology Corp.
(formerly New Venoro Gold Corp.)

We have audited the consolidated balance sheets of Vanteck (VRB) Technology Corp. as at June 30, 2000 and October 31, 1999 and the consolidated statements of loss and deficit and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2000 and October 31, 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants

October 27, 2000
(except as to Note 7 which is as of November 14, 2000)

VANTECK (VRB) TECHNOLOGY CORP.

Consolidated statements of loss and deficit

	8 months ended June 30, 2000	year ended October 31, 1999
	$	$
Revenue		
Interest income	**2,895**	44
Expenses		
Bank charges	**491**	457
Consulting	**55,757**	16,500
Investor relations	**3,500**	-
Office and general	**23,350**	1,349
Professional fees	**100,494**	11,374
Regulatory fees	**14,297**	3,652
Rent	**7,736**	6,000
Transfer agent fees	**3,824**	3,324
Travel and accommodation	**82,902**	7,799
	292,351	50,455
Gain on settlement of debt	-	15,333
Write-off of accounts payable	-	10,990
	292,351	24,132
Net loss	**289,456**	24,088
Deficit, beginning of year	**9,953,476**	9,929,388
Deficit, end of year	**10,242,932**	9,953,476

VANTECK (VRB) TECHNOLOGY CORP.
Consolidated balance sheets

	as at June 30, 2000	as at October 31, 1999
	$	$
Assets		
Current assets		
Cash	**58,032**	2,877
Accounts receivable	**4,722**	512
	62,754	3,389
Licensing rights	**1,165,635**	-
	1,228,389	3,389
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**108,984**	94,528
Shareholders' deficiency		
Share capital (Note 3)	**10,812,337**	9,862,337
Special Warrants (Note 3)	**550,000**	-
Deficit	**(10,242,932)**	(9,953,476)
	1,119,405	(91,139)
	1,228,389	3,389

Approved by the Board

"Rodney Duncan"

....

Rodney Duncan, Director

"Michael Iannacone"

....

Michael Iannacone, Director

VANTECK (VRB) TECHNOLOGY CORP.
Consolidated statements of cash flows

	8 months ended June 30, 2000	year ended October 31, 1999
	$	$
Operating activities		
Net loss	**(289,456)**	(24,088)
Item not affecting cash and cash equivalents		
Gain on conversion of debt into share capital	**-**	(15,333)
Changes in non-cash operating working capital items		
Accounts receivable	**(4,210)**	1,576
Accounts payable	**14,456**	38,567
	(279,210)	722
Financing activities		
Special Warrants	**550,000**	-
Investing activities		
Annual licence fees	**(215,635)**	-
Net cash inflow	**55,155**	722
Cash position, beginning of year	**2,877**	2,155
Cash position, end of year	**58,032**	2,877

Supplemental cash flow information:

Debt converted into share capital		
Accounts payable	**-**	203,178
Note payable	**-**	140,027
Issuance of common shares for licensing rights	**950,000**	-

1. Incorporation and nature of the business

The Company was incorporated under *the Canada Business Corporations Act* by registration of its Articles of Incorporation on November 13, 1986 under the name Senn D'Or Inc. On August 27, 1993, the Company changed its name to Venoro Gold Corp. and subdivided its issued share capital on the basis of three common shares of Venoro Gold Corp. for each issued common share of Senn D'Or Inc. Effective December 3, 1997, the Company changed its name to New Venoro Gold Corp. and consolidated its share capital on the basis of eight common shares for one new common share. Effective May 1, 2000, the Company changed its name to Vanteck (VRB) Technology Corp.

The Company is the holder of 100% of the issued capital of Vanteck International Limited, a British Virgin Islands company incorporated on March 24, 2000 as "Harrisford International Holdings Limited" for the purpose of holding the Company's interest in the All Vanadium Redox Battery. Effective April 19, 2000, Harrisford International Holdings Limited changed its name to Vanteck International Limited.

The Company has changed its year-end to June 30, 2000 to coincide with the June 30 year-end of Federation Resources NL, the controlling shareholder of the company.

2. Accounting policies

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Basis of presentation

The consolidated financial statements as at June 30, 2000 include the accounts of Vanteck (VRB) Technology Corp. and its wholly-owned subsidiary Vanteck International Limited.

Licensing rights

Licensing rights are stated at cost and will be depreciated over their estimated useful life on a basis to be determined by management.

3. Share capital

Authorized

An unlimited number of common shares without par value

		June 30, 2000	October 31, 1999
		$	$
Issued			
14,623,445	common shares (October 31, 1999 - 4,764,070)	**10,812,337**	9,862,337
2,033,333	Special Warrants	**550,000**	-
		11,362,337	9,862,337

During the period ended June 30, 2000, the Company issued 1,333,333 Special Warrants at $0.15 for a cash consideration of $200,000 and 700,000 Special Warrants at $0.50 for a cash consideration of $350,000.

Each of the 1,333,333 Special Warrant is convertible into one unit of securities of the Company, with each unit consisting of one common share (the "Share" or "Shares") and one Series "A" share purchase warrant (the "Warrant" or "Warrants") with each Warrant entitling the holder to acquire one additional Share of the Company over a two-year period from closing at a price of $0.30 in the first year and $0.35 in the second year.

Each of the 700,000 Special Warrant entitles the holder thereof to acquire, at no additional cost, one common share of the Company. These Special Warrants are exercisable at any time by the holders thereof prior to the date which is the earlier of: (i) the fifth business day after a (final) receipt (receipt issued July 7, 2000) is issued for a pending Prospectus by the British Columbia Securities Commission; and (ii) April 2001. In the event a (final) receipt for a Prospectus is not issued by April 2001, the unexercised Special Warrants shall be exercised into common shares as above without penalty to the Company.

Also, during the period ended June 30, 2000, the Company issued 5,000,000 common shares at a deemed price of $0.18 and 5,000,000 common shares (the "Performance Shares") at a deemed price of $0.01 as consideration for licensing rights acquired.

The foregoing 5,000,000 common shares were issued in substitution for 5,000,000 Special Warrants as contemplated in the original agreement. The 5,000,000 common shares are the subject of a hold period imposed by the British Columbia Securities Act and Rules which expires April 14, 2001. The Performance Shares are subject to share restrictions imposed by Local Policy 3-07 of the British Columbia Securities Commission and are held in an escrow established by an agreement dated March 14, 2000 and are subject to pro rata release equal to the amount of cumulative cash flow not previously applied towards release divided by the "earn-out price". The earn-out price was determined on the date of the closing of the Federation transaction as $0.0841.

3. Share capital (continued)

Issued (continued)

On May 2, 2000, in accordance with and after complying with paragraph 12 of the Escrow Agreement, the Company cancelled its 140,625 issued shares that were held in escrow.

During the period ended October 31, 1999, 2,185,813 common shares were issued as a result of debt settlement of $327,872. The hold period expiry dates are as follows:

2,042,028	(no hold period)
143,785	(January 31, 2000)

Employee share option plan

	2000		1999	
	Shares	**Exercise Price**	Shares	Exercise price
		$		$
Granted and exercisable at year-end	**1,940,000**	**0.50**	-	-
Outstanding at year-end	**1,940,000**	**0.50**	-	-

The option plan will expire on May 9, 2005.

4. Commitments

a) On October 27, 1999, the Company entered into an agreement with Saginel Holdings PTY Ltd. to pay a finder fee incidental to the foregoing acquisition from Federation Resources N.L. through the issuance of 366,667 common shares of the Company.

b) On February 16, 2000, the Company entered into an agreement with Pacific International Securities Inc. who will act as agent for an Exchange Offering Prospectus ("EOP"). Under the Agreement, the Company is authorized to pay the Agent a cash commission equal to $0.045 per share, or 9.0% of the value of the number of the Units sold through the EOP, plus 50,000 common shares (the "Agent's Shares") as a corporate finance fee, and a non-transferable share purchase warrant (the "Agent's Warrant") entitling the Agent to purchase common shares from treasury equal to 15% of the number of Units sold in the Offering at any time up to July 26, 2001 at a price of $0.75 per share for the first six months and at a price of $1.00 per share for the next six months.

4. Commitments (continued)

c) On April 20, 2000, the Company entered into an agreement with Global Link Capital Corporation and Gregory Pearson, pursuant to which Global Link Capital Corporation through Mr. Pearson, has agreed to provide certain services to the Company in return for a monthly remuneration of $3,500 plus out of pocket expenses.

d) On March 3, 2000, the Company entered into an agreement with Highveld Steel, and Vanadium Corporation Limited (the "Heads of Agreement") regarding a strategic alliance with respect to the All Vanadium Redox Battery ("VRB"). Under the Heads of Agreement, Highveld, subject to Board approval, and the Company will initially form a 50:50 strategic alliance within Africa for the purpose of, among other things to: (i) review the feasibility of establishing a vanadium electrolyte manufacturing plant in South Africa primarily for the supply of vanadium electrolyte for VRBs installed within Africa; (ii) conducting further research and development work on increasing electrolyte concentrations (higher molarity); and (iii) developing the commercialization of the VRB within Africa.

e) On July 20, 2000, the Company entered into an alliance agreement with Eskom, TSI - a division of Eskom (Pty) Ltd. for a six month trial demonstration of the Vanadium Energy Storage System. Installation and commissioning is scheduled for the period of February through April 2001. The TSI trial demonstration unit will be the largest VRB to be demonstrated to date outside Japan.

5. Related party transactions

During the eight months ended June 30, 2000, the Company paid consulting fees of $42,000 (1999 - $16,500) to certain directors and management companies controlled by certain directors, and professional fees of $7,250 (1999 - $5,700) to a director.

6. Income taxes

The Company has non-capital losses of $2,299,340 available to reduce future taxable income. The benefits related to these losses expire as follows:

	$
2001	**783,986**
2002	**627,980**
2003	**506,464**
2004	**232,672**
2005	**97,827**
2006	**50,411**

In addition, the Company has capital losses of $859,798 available to reduce future taxable capital gains. The benefits related to these capital losses do not expire. No recognition has been given in these financial statements to the potential tax benefits associated with these losses.

7. Subsequent events

On July 26, 2000, the Exchange Offering Prospectus ("EOP") was completed by the Company on the Canadian Venture Exchange ("CDNX") to raise $1,200,000 gross proceeds through the sale of 2,400,000 units of its securities at $0.50 per unit. Each Unit will be comprised of one (1) common share of the Company and one (1) non-transferable common share purchase warrant (the "Warrant"). Each whole Warrant will entitle its holder to acquire one additional common share of the Company at any time until the expiry of twelve (12) months from the closing date of the Offering (the "Exercise Period") at $0.75 during the first six months of the exercise period and $1.00 for the next six-month period. The Company will have the right to call the Warrants on 14 days written notice in the event the closing price of the shares on CDNX exceeds the then current exercise price by 50% for ten consecutive trading days and the aggregate number of the Company's shares traded on CDNX during the period is at least 250,000 shares.

As at November 14, 2000, the following warrants related to the "EOP" were exercised:

	Amount	Price $
Warrants offered under "EOP" entitling holder to acquire one additional common share of the Company at $0.75 until January 26, 2001 and at $1.00 thereafter until July 26, 2001	**332,000**	**249,000**
Agent's Warrants entitling the Agent to acquire one common share of the Company from treasury at $0.75 until January 26, 2001 and $1.00 thereafter until July 26, 2001	**120,000**	**90,000**
	452,000	**339,000**